

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

Chong Kuang Lee
Chief Executive Officer
Greenpro Capital Corp.
B-7-5, Northpoint Office
Mid Valley City, No.1 Medan Syed Putra Utara
59200 Kuala Lumpur, Malaysia

      Re: Greenpro Capital Corp.
            Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2021
            Filed July 18, 2022
            Form 10-K for the Fiscal Year Ended December 31, 2021
            Filed March 29, 2022
            File No. 001-38308

Dear Chong Kuang Lee :

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology